Exhibit 99.2

Spectrum Cannabis comments on UK cannabis framework

OXFORD, United Kingdom, Nov. 1, 2018 /CNW/ - Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth Corporation (TSX: WEED)(NYSE: CGC), joins UK patients, researchers and clinicians in applauding today's first prescriptions of medicinal cannabis. From today, patients with exceptional clinical need in England, Wales and Scotland will be prescribed cannabis-based medicines by specialist clinicians for the first time.

This is a bold first step, but there is still work to be done to ensure that patients in the UK have reasonable access to medical cannabis. As a global medical cannabis business Spectrum Cannabis operates within a number of federal frameworks. Across the world, the countries that incorporate medical cannabis into their existing healthcare systems are best able to serve patients who historically have struggled to get access to cannabis for their own treatment or the treatment of a loved one. In the UK, this means all doctors should be able to prescribe medical cannabis when they deem it necessary.

In its home jurisdiction of Canada, Spectrum Cannabis is proud to offer accredited, ethics-approved cannabis education to physicians in order to build knowledge and capacity in the medical community and has seen an increased understanding among both patients and healthcare practitioners surrounding the place of cannabis in medical care. This is a role needed in earnest in the UK over the coming months and years.

"Today is a landmark day for patients living with severe debilitating conditions here in the UK who will now be able to be use cannabis-based medicinal products as prescribed by their specialist clinician," said Dr Mark Ware, Chief Medical Officer, Canopy Growth Corporation. "This is accompanied by a need to educate specialists on the safe use of cannabis-based medicines while full guidance is being developed."

UK specialist clinicians can now freely prescribe cannabis-based medicinal products for patients with exceptional clinical need by relying on their own expertise rather than having to apply for a special license.

"The UK's rescheduling of cannabis-based medicine has come about from a groundswell of patient need but is rooted in scientific evidence and experience. There is a significant real-world experience and clinical evidence pointing to the fact that cannabis-based medicines can be safe and effective treatments for some patients with unmet clinical needs, for instance in the areas of cancer pain and chemotherapy induced nausea & vomiting," said Professor Marie Fallon of The University of Edinburgh.

Spectrum Cannabis anticipates high unmet need for cannabis-based medicinal products in the UK. Following the introduction of legislation for access to medical cannabis in Germany in 2017, prescriptions grew from 1,000 to nearly 80,000 prescriptions in the first half of 2018. In Canada, the patient base in the federal system has grown from 35,000 in 2013 to approximately 350,000 today. In 2016 the End Our Pain campaign estimated that 1m people across the UK already rely on cannabis for medical reasons.

Spectrum Cannabis looks forward to ongoing discussions with UK patients, researchers, clinicians and policy makers in the coming weeks and months.

Spectrum Cannabis: Medical Cannabis. Simplified.

About Spectrum Cannabis
Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners. Spectrum Cannabis is an international medical business which interfaces with healthcare professionals and patients around the world. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, and ongoing education of healthcare professionals, Spectrum is committed to improving the lives of medical cannabis patients around the globe.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to international medical frameworks. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2018/01/c3860.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 01-NOV-18